FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

  GRUPO FINANCIERO HSBC, S.A. DE C.V.

                                   THIRD QUARTER 2009 FINANCIAL RESULTS - HIGHLIGHTS

•

Total operating income before loan impairment charges for the nine months to 30 September 2009 was MXN26,569 million, down by MXN2,101 million or 7.3 per cent compared with MXN28,670 million for the same period in 2008.

•	Profit before tax for the nine months to 30 September 2009 was MXN878 million, down by MXN3,493 million or 79.9 per cent compared with MXN4,371 million for the same period in 2008.

•	Net income for the nine months to 30 September 2009 was MXN1,563 million, down by MXN2,050 million or 56.7 per cent compared with MXN3,613 million for the same period in 2008.

•	Gross loans and advances to customers were MXN158.5 billion at 30 September 2009, down by MXN30.5 billion or 16.1 per cent compared with MXN189.0 billion at 30 September 2008.

•	Deposits were MXN222.1 billion at 30 September 2009, down by MXN24.0 billion or 9.8 per cent compared with MXN246.2 billion at 30 September 2008.

•	Return on equity was 5.6 per cent for the nine months to 30 September 2009, compared with 12.8 per cent for the same period in 2008.

•	The cost efficiency ratio was 59.6 per cent for the nine months to 30 September 2009, compared with 58.5 per cent for the same period in 2008.

•	At 30 September 2009, the Bank's regulatory capital adequacy ratio was 13.51 per cent and the tier 1 capital ratio was 9.70 per cent.

HSBC Mexico S.A. (the Bank) is Grupo Financiero HSBC, S.A. de C.V.'s (HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The Bank is required to file financial information on a quarterly basis (in this case for the quarter ended 30 September 2009) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

  Summary

The Mexican economy experienced a substantial deterioration in 2009 with GDP contracting by 10.3 per cent in the second quarter of the year compared to the same quarter in 2008. The year-on-year drop was the largest for a single quarter on records going back to 1981, but was smaller than estimates of several economists. The economy is widely expected to have improved in the second half of the year, following some early signs of improvement in trade, auto production, and consumer confidence.

The Mexican Central Bank left the overnight interest rate unchanged at 4.5 per cent in September for the second successive month on signs the economy is emerging from recession. This compares to a rate of 4.75 per cent at the end of June 2009. Exchange rate volatility continued throughout the third quarter of 2009. At the end of September 2009, the Mexican Peso closed against the US dollar at 13.55 compared to 13.18* at the end of June 2009.

Grupo Financiero HSBC's net income for the nine months ended 30 September 2009 was MXN1,563 million, a decrease of MXN2,050 million or 56.7 per cent compared to 30 September 2008. Profit before tax for the nine months ended 30 September 2009 was MXN878 million, a decrease of MXN3,493 million or 79.9 per cent compared to 30 September 2008. This was largely due to a fall in net interest income, lower fee income and increased loan impairment charges, partially offset by an increase in trading income.

Net interest income for the nine months to 30 September 2009 decreased by MXN3,157 million or 16.6 per cent to MXN15,905 million compared to the same period in 2008. Interest income reduced primarily as a result of a contraction in the consumer portfolio and lower spreads on deposits.

Loan impairment charges for the nine months ended 30 September 2009 were MXN11,416 million, an increase of MXN1,154 million or 11.2 per cent compared to the same period in 2008. Loan impairment charges decreased 36.1 per cent compared to the second quarter of 2009, this comes largely as a result of the implementation of credit provisioning methodology approved in August 2009.

In August 2009 the local regulator approved changes in the credit provisioning methodology for the consumer portfolio, particularly credit cards. Two alternatives were made available for financial institutions to recognize changes to loan loss allowances resulting from the implementation of the new methodology. The first was to recognize the change directly against retained earnings by 30 September 2009, and the second, to recognize the change through the income statement within a 24 month period. HSBC adopted the latter approach. Credit provisions created since implementation of the new methodology were MXN547 million. Previous credit provisioning methodology would have resulted in reserve requirements of MXN1,477 million.

___________________________________

* Source: Banxico (Bank of Mexico) FIX exchange rate

Net fee income was MXN7,473 million for the nine months to 30 September 2009, a decrease of MXN1,183 million or 13.7 per cent compared to the same period in 2008. This was primarily due to fewer transactions as a result of lower business activity, lower account services fees and lower credit card fees as a consequence of a smaller consumer portfolio. On 21 August 2009, the Mexican Central Bank approved and implemented new regulatory requirements eliminating the amount of fees that can be charged to customers for certain account services.

Trading income was MXN 2,571 million at 30 September 2009, an increase of MXN1,619 million compared to the same period of 2008. This increase is due to strong performances in foreign exchange and debt trading, which benefited from higher market volatility and favourable trading positions.

Focused cost control resulted in a decrease in administrative expenses of MXN950 million or 5.7 per cent to MXN15,820 million for the nine months ended 30 September 2009 compared to the same period of 2008. This decrease was achieved despite the reclassification of employee profit-sharing taxes to operating expenses as required by local accounting rules. The main drivers of the underlying decrease were a reduction in personnel expenses and the elimination of a credit card cash back promotional facility. Excluding the effects of the reclassification of employee profit-sharing taxes, the decrease in administrative expenses would be MXN1,972 million or 11.1 per cent compared to the same period in 2008, and the improvement in the cost efficiency ratio would be 2.5 percentage points.

Net other income decreased MXN1,188 million or 43.5 per cent to MXN1,545 compared to the same period in 2008. This is mainly due to non-recurring income of MXN1,041 million from the sale of VISA Inc shares recorded during 2008.

The performance of our non-bank subsidiaries, particularly HSBC Seguros, contributed MXN912.8 million of total net income, an increase of MXN125.2 million compared to the same period in 2008.

Gross loans and advances to customers decreased 16.1 per cent to MXN158.5 billion at 30 September 2009 compared to the same period in 2008. Consumer loans decreased significantly as a result of fewer loan originations due to lower market demand and tighter credit risk policies. Government loan portfolios decreased mainly as a result of loan prepayments.

Total impaired loans decreased 7.1 per cent to MXN9,109 million at 30 September 2009 compared to the same period in 2008. Non performing credit card balances decreased 24.5 per cent compared to the same period in 2008. This reduction has been achieved as a result of continued management focus on improving asset quality and the strengthening our collections efforts.

Management efforts to improve asset quality have been focused on measures to reinforce collection operations through the implementation of new platforms and a strengthened organizational structure as well as maintaining a more conservative approach to loan origination.

Total loan loss allowances as at 30 September 2009 were MXN11,051 million of which credit cards comprised MXN3,256 million. This compares to total loan loss allowances of MXN11,970 million at 30 September 2008 and credit cards loan loss allowances of MXN4,863 million.

The total coverage ratio (allowance for loan losses/impaired loans) was 121.3 per cent at 30 September 2009, compared to 122.1 per cent at 30 September 2008. Credit cards coverage ratio was 88.0 per cent at 30 September 2009, compared to 106.3 per cent at 30 September 2008.

Total deposits decreased 9.8 per cent to MXN222.1 billion at 30 September 2009. Demand deposits were MXN113.8 billion, 6.6 per cent lower compared to 30 September 2008, mainly as a result of the economic downturn, strong competition to attract customer deposits and reduced branch operations following a restructuring of the network. Total time deposits decreased MXN15.9 billion or 13.3 per cent compared to 30 September 2008. Customer time deposits (excluding money market funds) at 30 September 2009 increased 9.0 per cent to MXN102.0 billion. This increase is a result of new product offerings and the promotion of existing products.

Business Highlights

Personal Financial Services

The Personal Financial Services (PFS) segment has implemented various strategies aimed at offering differentiated services and driving the growth of the customer base using customer relationship management capabilities.

The use of alternative distribution channels by customers is continually being promoted as the most convenient option for customers to perform their banking transactions. This includes an extensive network of ATMs, electronic and telephone banking.

The consumer loan portfolio has continued to decrease as a consequence of lower demand for credit in the market and more conservative underwriting criteria.

During the third quarter of 2009, PFS continued supporting its customers through different refinancing opportunities for consumer loan products, particularly credit cards and mortgage products in order to improve collections and offer payments solutions to customers to assist them during the difficult economic conditions.

The elimination of foreign currency cash transactions in branches and the reduction of branch operations in the first half of 2009 have lead to a reduction in deposit volumes. Nevertheless, an increase in customer time deposits has been observed during the third quarter of 2009 as a result of new product offerings and re-enforcing existing products, such as a new product "Inversión Express", launched in July, which has been well received and has generated approximately 27,000 new accounts since its launch. At the same time, PFS continued to promote the "Cuenta Flexible HSBC" and "Cuenta Ahorro HSBC" products by providing incentives for customers to open accounts.

Commercial Banking

During the third quarter of 2009, a targeted strategy to capture time deposits was implemented resulting in a 53 per cent increase compared to the second quarter of 2009, further strengthening customer relationships.

Continued focus on strengthening and growing the business in the State and Municipal segment has produced excellent results, increasing the credit portfolio and time deposits when compared to the previous quarter.

Commercial Banking supported its SME customers during the influenza AH1N1 outbreak through federal government programs. In addition, our initiative to restructure commercial loans by increasing the payment term by up to 36 months has been well accepted, decreasing the risk of default on the portfolio.

Global Banking and Markets

Global Markets continues to report strong results for the nine months ended 30 September 2009. This is mainly as a consequence of a favorable positioning of the trading portfolio and an increase in foreign exchange trading and sales.

Balance sheet management continued the positive trend in results despite losses from the sale of securities (mainly USD denominated) as part of a cautious risk management strategy.

HSBC played a leading role as joint bookrunner in the successful global and local equity offering from CEMEX of USD1.8 billion, which is one of the most significant transactions in the Mexican market so far this year.

The Global Banking franchise continued to be positioned as one of the main players in debt refinancing and liability management. GBM played a leading role as one of the six global coordinators that headed the refinancing for USD15 billion in bank debt of CEMEX, one of the largest and most complex transactions in Latin America. Other important debt refinancing projects in which a leading role was played include a USD1.2 billion for an auto-part company, USD465 million for a building materials company, and a USD100 million deal for a white-goods company.

Debt refinancing and a focus on asset quality are essential parts of the strategy to manage the asset portfolio. Specific deals, such as the Asset Backed Loan transaction to an automaker company and debt and equity restructuring for a major infrastructure project, have enhanced the risk profile of our portfolio and increase the profitability of our business.

In addition, pricing strategies implemented at the beginning of this year to reflect changing market conditions and client demand, combined with the increase in our average balance for deposits, have resulted in a solid financial performance.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is one of the leading financial groups in Mexico with 1,190 branches, 6,084 ATMs, approximately 8.0 million customer accounts and more than 18,900 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,422 billion at June 30th 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

For further information contact:

London

Patrick McGuinness	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0) 20 7991 0111	Telephone: +44 (0) 20 7992 1938

Mexico City

Roy Caple	Yordana Aparicio
Public Affaire	Investor Relations
Telephone: +52 (55) 5721 6060	Telephone: +52 (55) 5721 5192

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 Sep 2009	30 Sep 2008	30 Sep 2009	30 Sep 2008
Assets

Cash and deposits in banks	60,387	50,457	60,387	50,457

Margin accounts	3,685	-	3,685	-

Investment in securities	116,290	62,802	115,616	62,150
Trading securities	60,071	33,678	59,870	33,368
Available-for-sale securities	47,450	25,022	46,977	24,680
Held to maturity securities	8,769	4,102	8,769	4,102

Repurchase agreements	3,500	49	3,500	47

Derivative transactions	31,865	23,412	31,865	23,412

Performing loans
Commercial loans	72,034	74,528	72,034	74,528
Loans to financial intermediaries	7,008	17,213	7,008	17,213
Consumer loans	32,734	46,637	32,734	46,637
Mortgage loans	19,834	18,380	19,834	18,380
Loans to government entities	17,807	22,472	17,807	22,472
Total performing loans	149,417	179,230	149,417	179,230
Impaired loans
Commercial loans	2,102	2,073	2,102	2,073
Loans to government entities	51	-	51	-
Consumer loans	4,756	6,163	4,756	6,163
Mortgage loans	2,200	1,565	2,200	1,565
Total impaired loans	9,109	9,801	9,109	9,801
Gross loans and advances to customers	158,526	189,031	158,526	189,031
Allowance for loan losses	(11,051)	(11,970)	(11,051)	(11,970)
Net loans and advances to customers	147,475	177,061	147,475	177,061
Benefits to be received from trading operations	168	-	168	-
Other receivable accounts	16,845	16,774	16,615	16,567
Foreclosed assets	164	91	164	91
Property, furniture and equipment, net	6,721	6,478	6,714	6,466
Long-term investments in equity securities	4,000	3,538	127	128
Deferred taxes	4,168	2,433	4,228	2,410
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and intangibles	2,602	2,153	2,522	2,111
Total assets	400,619	347,997	393,066	340,900

	GROUP		BANK
Figures in MXN millions	30 Sep 2009	30 Sep 2008	30 Sep 2009	30 Sep 2008
Liabilities
Deposits	222,147	246,156	222,269	246,338
Demand deposits	113,750	121,825	113,872	122,007
Time deposits	104,136	120,068	104,136	120,068
Issued credit securities	4,261	4,263	4,261	4,263

Bank deposits and other liabilities	23,029	7,782	23,029	7,782
On demand	-	-	-	-
Short-term	21,629	5,414	21,629	5,414
Long-term	1,400	2,368	1,400	2,368

Repurchase agreements	32,612	65	32,612	63
Settlement accounts	161	-	161	-
Collateral sold	6,697	-	6,697	-
Derivative transactions	31,621	23,893	31,621	23,893

Other payable accounts	36,346	30,483	35,972	30,131
Income tax and employee profit sharing payable	1,742	1,932	1,587	1,875
Sundry creditors and other accounts payable	34,604	28,551	34,385	28,256

Subordinated debentures outstanding	9,655	2,205	9,655	2,205

Deferred credits	538	479	538	479

Total liabilities	362,806	311,063	362,554	310,891

Equity
Paid in capital	23,725	21,466	16,623	15,883
Capital stock	8,452	8,210	4,334	4,272
Additional paid in capital	15,273	13,256	12,289	11,611

Other reserves	14,083	15,464	13,886	14,124
Capital reserves	1,648	1,442	14,313	12,797
Retained earnings	11,582	11,582	-	-
Result from the Mark-to-Market of available-for-sale securities	(490)	(1,037)	(593)	(1,077)
Result from cash flow hedging transactions	(220)		(220)
Adjustment in the employee pension	-	(136)	-	(136)
Net income	1,563	3,613	386	2,540
Minority interest	5	4	3	2
Total equity	37,813	36,934	30,512	30,009
Total liabilities and equity	400,619	347,997	393,066	340,900

	GROUP
Figures in MXN millions	30 Sep 2009	30 Sep 2008
Memorandum accounts

Guarantees granted	31	33
Contingent assets and liabilities	124	-
Irrevocable lines of credit granted	11,850	-
Goods in trust or mandate	249,973	192,544
Goods in custody or under administration	204,931	109,363
Collateral received by the institution	14,844	-
Collateral received and sold or delivered as guarantee	11,342	-
Third party investment banking operations, net	56,489	25,871
Amounts committed in transactions with Fobaproa	159	148
Amounts contracted in derivative operations	1,036,767	1,914,946
Integrated loan portfolio	170,408	198,785
Other control accounts	402,978	459,694
	2,159,896	2,901,384

	BANK
Figures in MXN millions	30 Sep 2009	30 Sep 2008
Memorandum accounts

Guarantees granted	31	33
Contingent assets and liabilities	124	-
Irrevocable lines of credit granted	11,850	9,721
Goods in trust or mandate	249,973	192,544
Goods in custody or under administration	200,803	105,415
Collateral received by the institution	10,198	-
Collateral received and sold or delivered as guarantee	6,697	-
Third party investment banking operations, net	56,489	25,871
Amounts committed in transactions with Fobaproa	159	148
Amounts contracted in derivative operations	1,036,767	1,914,946
Integrated loan portfolio	170,408	198,785
Other control accounts	364,776	418,732
	2,108,275	2,866,195

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Sep 2009	30 Sep 2008	30 Sep 2009	30 Sep 2008

Interest income	24,219	28,469	24,118	28,411
Interest expense	(8,314)	(9,407)	(8,163)	(9,379)
Net interest income	15,905	19,062	15,955	19,032

Loan impairment charges	(11,416)	(10,262)	(11,416)	(10,262)
Risk-adjusted net interest income	4,489	8,800	4,539	8,770

Fees and commissions receivable	8,206	9,518	7,524	8,894

Fees payable	(733)	(862)	(725)	(848)

Trading income	2,571	952	2,565	945

Other operating income	620	-	620	-

Total operating income	15,153	18,408	14,523	17,761

Administrative and personnel expenses	(15,820)	(16,770)	(15,449)	(16,195)

Net operating income	(677)	1,638	(926)	1,566

Other income	2,571	3,377	2,440	3,330
Other expenses	(1,026)	(644)	(1,023)	(846)
Net other income	1,545	2,733	1,417	2,484
Net income before taxes	878	4,371	491	4,050

Income tax and employee profit sharing tax	(2,514)	(3,263)	(2,372)	(3,206)
Deferred income tax	2,221	1,666	2,241	1,656
Net income before subsidiaries	585	2,774	360	2,500

Undistributed income from subsidiaries	979	840	27	41
Income from ongoing operations	1,564	3,614	387	2,541

Minority interest	(1)	(1)	(1)	(1)

Net income	1,563	3,613	386	2,540

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN million
Balances at 1 January 2009	21,466	1,442	11,582	(2,335)	-	4,110	5 2	36,270

Movements inherent to the shareholders’ decision
Shares issue	2,259	-	-	-	-	-	-	2,259
Capitalisation of retained earnings	-	206	3,904	-	-	(4,110)	-	-
Cash dividend	-	-	(3,904)	-	-	-	-	(3,904)
Total	2,259	206	-	-	-	(4,110)	-	(1,645)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	1,563	-	1,563
Other movements	-	-	-	1,845	(220)	-	-	625
Total	-	-	-	1,845	(220)	1,563	-	3,188
Balances at 30 September 2009	23,725	1,648	11,582	(490)	(220)	1,563	5	37,813

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2009	15,883	12,797	-	(2,368)	-	2,519	2	28,833

Movements inherent to the shareholders’ decision
Constitution of reserves	-	1,516	(1,516)	-	-	-	-	-
Shares issue	740	-	-	-	-	-	-	740
Transfer of result of prior years	-	-	2,519	-	-	(2,519)	-	-
Cash dividend	-	-	(1,003)	-	-	-	-	(1,003)
Total	740	1,516	-	-	-	(2,519)	-	(263)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	386	-	386
Result from valuation of available- for-sale securities	-	-	-	1,775	-	-	-	1,775
Result from cash flow hedging transactions					(220)			(220)
Minority interest	-	-	-	-	-	-	1	1
Total	-	-	-	1,775	(220)	386	1	1,942
Balances at 30 September 2009	16,623	14,313	-	(593)	(220)	386	3	30,512

Grupo Financiero HSBC, S.A. de C.V.	Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Sep 2009

Net income	1,563
Adjustments for items not involving cash flow:	8,484
Gain or loss on appraisal of activities associated with investment & financing	(3,152)
Allowances for loan losses	11,422
Depreciation and amortisation	920
Income Tax and deferred taxes	293
Undistributed income from subsidiaries	(979)
Other	(20)

Changes in items related to operating activities:
Margin accounts	(3,685)
Investment securities	(53,407)
Repurchase agreements	(3,362)
Derivative (assets)	49,185
Loan portfolio	1,185
Benefits to be received from trading operations	(168)
Foreclosed assets	(73)
Operating assets	31,863
Deposits	(43,318)
Bank deposits and other liabilities	12,378
Creditors repo transactions	32,528
Collateral sold or delivered as guarantee	6,697
Derivative (liabilities)	(51,527)
Subordinated debentures outstanding	3,707
Other operating liabilities	(3,513)
Funds provided by operating activities	(21,510)

Investing activities:
Disposal of property, furniture and equipment	10
Acquisition of property, furniture and equipment	(1,017)
Disposal of subsidiaries	30
Cash dividend	475
Intangible assets acquisitions	(163)
Funds used in investing activities	(665)

Financing activities:
Shares issue	2,258
Cash dividend	(3,904)
Funds provided by financing activities	(1,646)
Increase/decrease in cash and equivalents	(13,774)
Cash and equivalents at beginning of period	74,161
Cash and equivalents at end of period	60,387

BANK

Figures in MXN millions	30 Sep 2009

Net income	386
Adjustments for items not involving cash flow:	9,290
Gain or loss on appraisal of activities associated with investment & financing	(3,152)
Allowances for loan losses	11,422
Depreciation and amortisation	915
Income Tax and deferred taxes	131
Undistributed income from subsidiaries	(27)
Other	1

Changes in items related to operating activities:
Margin accounts	(3,685)
Investment securities	(53,544)
Repurchase agreements	(3,369)
Derivative (assets)	49,185
Loan portfolio	1,185
Benefits to be received from trading operations	(168)
Foreclosed assets	(73)
Operating assets	32,089
Deposits	(43,428)
Bank deposits and other liabilities	12,378
Creditors repo transactions	32,534
Collateral sold or delivered as guarantee	6,697
Derivative (liabilities)	(51,527)
Subordinated debentures outstanding	3,707
Other operating liabilities	(3,480)
Funds provided by operating activities	(21,499)

Investing activities:
Disposal of property, furniture and equipment	10
Acquisition of property, furniture and equipment	(1,017)
Disposal of subsidiaries	23
Acquisition of long term investments in equity securities	15
Cash dividend	1
Intangible assets acquisitions	(163)
Funds used in investing activities	(1,131)

Financing activities:
Shares issue	740
Cash dividend	(1,002)
Funds used or provided by financing activities	(262)
Increase/decrease in cash and equivalents	(13,216)
Cash and equivalents at beginning of period	73,603
Cash and equivalents at end of period	60,387

Grupo Financiero HSBC, S.A. de C.V.	Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the nine months to 30 September 2009 and an explanation of the key reconciling items.

30 Sep 2009
Figures in MXN millions

Grupo Financiero HSBC - Net Income Under Mexican GAAP	1,563

Differences arising from:

Valuation of pensions and post retirement healthcare benefits^	146
Acquisition costs relating to long-term investment contracts^	(36)
Deferral of fees received and paid on the origination of loans	(39)
Recognition and provisioning for loan impairments^	3
Purchase accounting adjustments^	(18)
Recognition of the present value in-force of long-term insurance contracts ^	7
Tax criteria	303
Other ^	349
HSBC México net income under IFRS	2,278
US dollar equivalent (millions)	164
Add back tax expense	1,055
HSBC México profit before tax under IFRS	3,333
US dollar equivalent (millions)	240
Exchange rate used for conversion	13.9

^ Net of tax at 28 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Valuation of pensions and post retirement healthcare benefits

Mexican GAAP
Obligations are recognized in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates. Unrecognized past service costs are amortized on an estimated service life of the employees.

IFRS
Obligations are recognized in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method. Actuarial gains and losses are recognized in stockholders equity as they arise. Unrecognized past service cost are recognized in the Income Statement as they arise.

Acquisition costs of long-term investment contracts

Mexican GAAP

All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS

Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP
All fees received on loan origination are deferred and amortized over the life of the loan using straight line method. However, this policy was introduced 1 January 2007, all fees having previously been recognized up front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorized methodologies for determining the amount of provision for each type of loan.

IFRS
Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments
These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP
The present value of future earnings is not recognized. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  30 October 2009